1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

February 20, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director
Ms. Sharon Virga, Senior Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant

Re:	Applied Digital Solutions, Inc. (the “Company”)
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed April 6, 2006

Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 0-26020

Dear Messrs. Spirgel and Suehiro and Ms. Virga:

As requested, the Company has summarized below the issues discussed on its February 15, 2007 conference call with the Staff related to comment no. 7 of the Securities and Exchange Commission’s, or SEC’s, comment letter dated December 29, 2006. The participants on the February 15, 2007 conference all were: Sharon Virga and Dean Suehiro of the SEC; Lorraine M. Breece, Chief Accounting Officer of the Company; and Harvey Goldman of Holland & Knight LLP, outside counsel for the Company. The Company responded to the SEC’s December 29, 2006 comment letter in a response letter dated January 16, 2007. A previous comment letter response, which also included certain portions of the issues discussed on the February 15, 2007 conference call, was submitted to the SEC on October 3, 2006. Comment no. 7, and comments nos. 5 and 17 from the October 3, 2006 response letter, and the discussion on the conference call all related to certain share exchange transactions between the Company and its majority-owned subsidiary, Digital Angel Corporation, or Digital Angel. These share exchange transactions were effected on February 25, 2005 (the “2005 Exchange”) and March 1, 2004 (“the 2004 Exchange”).

The Company’s accounting policy is to recognize gains and losses on capital transactions of its subsidiaries in its results of operations. Such gains and losses are recognized in accordance with SAB Topic 5-H. The Company presents these gains and losses in its consolidated statements of operations on two separate line items titled (i) net gain (loss) on capital transactions of subsidiary and (ii) gain (loss)

February 20, 2007

 attributable to changes in minority interest as a result of capital transactions of subsidiary.

In the Company’s January 16, 2007 comment letter response, the Company stated the following regarding the gains and losses it recorded in connection with the 2005 Exchange:

2005 Exchange

At issuance on February 25, 2005, the Company recorded the approximately $3.5 million of value for the 0.6 million shares of its common stock issued to Digital Angel under the 2005 Exchange as a debit to investment in Digital Angel and a credit to equity in accordance with FAS 141, paragraphs 11 and 14. Digital Angel recorded the value of the shares it exchanged as a debit to investment in DSD Holdings A/S and a credit to its equity, since Digital Angel used the shares of the Company’s common stock that it received in the exchange to acquire DSD Holdings. Upon consolidation, the $3.5 million was attributable to DSD Holdings’ assets and liabilities under purchase accounting. No other carrying values of Digital Angel’s assets or liabilities were affected by the exchange.

As a result of the $3.5 million increase in Digital Angel’s equity resulting from the issuance of the shares in the share exchange, the Company determined that it was appropriate to increase the minority interest on its balance sheet to reflect the minority owners’ portion of the increased equity. Thus, the Company recorded the minority owners’ portion of the $3.5 million contributed to Digital Angel by the Company of approximately $1.6 million as additional goodwill associated with DSD Holdings in accordance with FAS 141, paragraphs 11 and 14.

The Company recorded a gain of approximately $23,000 attributable to changes in minority interest as a result of this share exchange. This gain was recorded in accordance with SAB Topic 5-H and the Company’s policy of recognizing gains and losses on the issuances of common stock by its subsidiaries.

On the February 15, 2007 conference call, the SEC inquired as to how the amounts discussed above, that is, the $1.6 million of goodwill and $23,000 gain attributable to changes in minority interest reconciled to the amounts stated on page 71 of the Company’s 2005 Form 10-K/A. The disclosure on page 71 of the Company’s 2005 Form 10-K/A that related to the 2005 and 2004 issuances of stock by Digital Angel was as follows:

Net Gain/Loss on Capital Transactions of Subsidiary and Loss Attributable to Changes in Minority Interest as a Result of Capital Transactions of Subsidiary

Gains where realizable and losses on the issuance of shares of stock by our consolidated subsidiary, Digital Angel, are reflected in the consolidated statements of operations. We determined that such recognition of gains and losses on issuances of

February 20, 2007

 shares of stock by Digital Angel was appropriate since we do not plan to reacquire the shares issued and the value of the proceeds could be objectively determined.

During 2005, we recorded a gain of $0.4 million on the issuance of approximately 0.2 million shares of Digital Angel’s common stock primarily for the exercise of stock options and warrants. In addition, Digital Angel issued 0.6 million shares to us during 2005 under the terms of a share exchange agreement between Digital Angel and us, which did not result in a gain or loss on issuance.  During 2004, we recorded a gain of $11.1 million on the issuances of 14.4 million shares of Digital Angel’s common stock resulting from the exercise of stock options and warrants, the conversion of preferred stock and debt, and the issuance of 4.0 million shares of Digital Angel’s common stock to us under the terms of a share exchange agreement. Also, during 2004, Digital Angel issued 0.2 million shares of its common stock, which we acquired under the terms of a letter agreement among us, Digital Angel and Laurus Master Fund, Ltd., Digital Angel’s previous lender. We did not record a gain on the issuance of the shares under the letter agreement, as we intended to acquire such shares upon issuance. The gains/losses on the issuances of common stock by Digital Angel represent the difference between the carrying amount of the pro-rata share of our investment in Digital Angel and the net proceeds from the issuances of the stock.

In addition, during 2005 and 2004, we recorded a gain (loss) of $0.6 million and $(20.2) million, respectively, attributable to changes in our minority interest ownership of Digital Angel as a result of its stock issuances.

On the February 15, 2007 conference call, the Company explained that the $0.4 million gain on capital transactions of subsidiary that was recorded in 2005 and reflected on page 71 of the Company’s 2005 Form 10-K/A related to issuances of approximately 0.2 million shares of Digital Angel’s common stock primarily for the exercise of stock options and warrants. No gain or loss was included in this amount as a result of the 2005 Exchange. This was because the 2005 Exchange was entered into solely to effect an acquisition and represented, in substance, the purchase of minority owners’ interest in Digital Angel. The Company explained that the 2005 Exchange was entered into at the same time as the acquisition of DSD Holdings, and accordingly, the Company recorded the minority owners’ portion of the $3.5 million contributed to Digital Angel by the Company, which was approximately $1.6 million, as additional goodwill.

Regarding the approximately $23,000 of gain attributable to changes in minority interest as a result of the 2005 Exchange, the Company explained that this gain was calculated by multiplying the $3.5 million value of the shares exchanged by the change in the Company’s ownership in Digital Angel as a result of the exchange, which was 0.67%. The Staff then asked how the $23,000 related to the $0.6 million of gain attributable to changes in our minority interest ownership of Digital Angel that the Company had disclosed on page 71 of its 2005 10-K/A. The Company noted that while the $0.6 million included the $23,000 of gain it also included the impact that the 2005 Exchange had on the other equity amounts of Digital Angel, as

February 20, 2007

  well as the impact of the other issuances of stock by Digital Angel during 2005 primarily for the exercise of stock options and warrants.

A similar discussion was then held during the conference call regarding the amount of gains and losses recorded by the Company in connection with the 2004 Exchange. In the Company’s January 16, 2007 and October 3, 2006 response letters to the Staff, the Company had stated that it had recorded the following amounts related to the 2004 Exchange:

2004 Exchange

At issuance of the shares under the 2004 Exchange on March 1, 2004, the Company recorded the minority owners’ portion of the $7.9 million contributed to Digital Angel by the Company as a loss on capital transactions of subsidiary. The loss was approximately $2.5 million and was calculated based upon the minority owners’ interest in Digital Angel of 31.53% at March 1, 2004 ($7.9 million x 31.53% = $2.5 million).

The loss on capital transactions of subsidiary was [partially] offset by a gain of approximately $0.2 million attributable to changes in minority interest as a result of the share exchange.

On the February 15, 2007 conference call, the Company discussed how the amount recorded as the gain on capital transaction of subsidiary in 2004, as disclosed on page 71 of the Company’s Form 10-K/A of $11.1 million, related to the $2.5 million of loss attributable to the 2004 Exchange. The Company noted that the $11.1 million of gain included not only the loss associated with the 2004 Exchange, but also the impact of the issuances of 11.4 million shares of Digital Angel’s common stock resulting from the exercise of stock options and warrants and the conversion of its preferred stock and debt.

Regarding the approximately $38,000 of gain attributable to changes in minority interest as a result of the 2004 Exchange, the Company stated that this was calculated in the same manner as the $23,000 gain associated with the 2005 Exchange. The Company noted that this amount was included in the $20.2 million loss attributable to changes in minority interest ownership of Digital Angel during 2004 disclosed on page 71 of the Company’s 2005 form 10-K/A. The Company explained that the $20.2 million loss also included the impact that the 2004 Exchange had on the other equity amounts of Digital Angel, as well as the impact of the additional 11.4 million shares of stock issued by Digital Angel during 2004.

The Company directed the Staff’s attention to the table on page F-36 of the Company’s 2005 Form 10-K/A. This table provides information regarding the number of shares of common stock issued by Digital Angel, the change in the Company’s ownership percentage in Digital Angel as a result of the issuances, and the impact such issuances had on the Company’s results of operations for the years ended December 31, 2005, 2004 and 2003.

February 20, 2007

Please direct any questions or comments regarding this letter to me at 561-805-8025.

Very truly yours,

/s/ Lorraine M. Breece
Applied Digital Solutions, Inc.
Senior Vice President, Chief Accounting Officer

cc:   Michael Krawitz, Chief Executive Officer
       Evan McKeown, Chief Financial Officer
       Harvey Goldman, Esq. Holland & Knight LLP